UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yse ☐               No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yse ☐               No ☒

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. (formerly Israel Chemicals Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. (formerly Israel Chemicals Ltd.) filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q2 2021 Results

Operating and Financial Review and Prospects

June 30, 2021

ICL Reports Outstanding Second Quarter 2021 Results
Record results in Industrial Products, Phosphate Solutions and Innovative Ag Solutions,
aided by continued focus on specialties

Tel Aviv, Israel, July 28, 2021 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the second quarter ended June 30, 2021. Consolidated sales of $1,617 million were up 34% year-over-year. Operating income of $243 million was up versus an operating loss of $169 million, while adjusted operating income of $236 million was up 84% versus $128 million. Net income of $140 million was up versus a net loss of $168 million, while adjusted net income of $135 million was up nearly 90% versus $72 million. Adjusted EBITDA of $351 million was up 43% over $246 million.

ICL reported another quarter of record-breaking results, driven by its specialties businesses and augmented by commodity price upside. The strong performance across all divisions was supported by increased demand and higher prices in most markets. In addition, just after the quarter ended, the company completed its acquisition of the Compass Minerals South American Plant Nutrition business, making ICL the leading specialty plant nutrition company in Brazil – one of the world’s fastest growing agriculture markets.

“During the quarter, our Industrial Products, Phosphate Solutions and Innovative Ag Solutions businesses all delivered high double-digit growth in segment profit and EBITDA. We saw continued end-market recovery in Industrial Products, with record sales for bromine compounds and phosphorous and magnesia-based products. Phosphate Solutions delivered record results in both specialties and commodities, as did our YPH joint venture in China. For Innovative Ag Solutions, all product lines showed sales growth, with improvement across both existing and new markets. We also continued with our focused innovation approach for new product development and operational excellence across all divisions,” said Raviv Zoller, president and CEO of ICL.

Due to another quarter of strong results and improved market conditions, ICL is raising its expectations for full year adjusted EBITDA to a range of $1,315 million to $1,375 million. (1a)

ICL Group Limited Q2 2021 Results 1

Operating and Financial Review and Prospects

This Operating and Financial Review and Prospects is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the six months ended June 30, 2021 (Interim Financial Statements) and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Operating and Financial Review and Prospects contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and Non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a leading global specialty minerals and chemicals company that creates impactful solutions for humanity’s sustainability challenges in global food, agriculture, and industrial markets. ICL leverages its unique bromine, potash and phosphate resources, its professional employees, and its strong focus on R&D and technological innovation to drive growth across its end markets. ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs over 11,000 people worldwide, and its 2020 revenues totaled approximately $5 billion. For more information, visit the Company's website at www.icl-group.com1.

1 The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

ICL Group Limited Q2 2021 Results 2

Financial Figures and non-GAAP Financial Measures

4-6/2021		4-6/2020		1-6/2021		1-6/2020		1-12/2020
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,617	-	1,203	-	3,127	-	2,522	-	5,043	-
Gross profit	570	35	320	27	1,065	34	720	29	1,490	30
Operating income (loss)	243	15	(169)	-	428	14	(37)	-	202	4
Adjusted operating income (1)	236	15	128	11	421	13	260	10	509	10
Net income (loss) - shareholders of the Company	140	9	(168)	-	275	9	(108)	-	11	-
Adjusted net income - shareholders of the Company (1)	135	8	72	6	270	9	132	5	258	5
Diluted earnings (loss) per share (in dollars)	0.11	-	(0.13)	-	0.22	-	(0.08)	-	0.01	-
Diluted adjusted earnings per share (in dollars) (2)	0.11	-	0.06	-	0.21	-	0.10	-	0.20	-
Adjusted EBITDA (2)	351	22	246	20	646	21	496	20	990	20
Cash flows from operating activities	242	-	177	-	448	-	343	-	804	-
Purchases of property, plant and equipment and intangible assets (3)	151	-	161	-	298	-	300	-	626	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See “Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” to the accompanying financial statements.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (non-GAAP)” below. Certain of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. We calculate our adjusted EBITDA by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table under “Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders. Other companies may calculate similarly titled non‑IFRS financial measures differently than the Company.

ICL Group Limited Q2 2021 Results 3

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share and adjusted EBITDA provide useful information to both management and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation, in particular because special items such as restructuring, litigation and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and, therefore, could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

ICL Group Limited Q2 2021 Results 4

Adjustments to Reported Operating and Net income (Non-GAAP)

4-6/2021	4-6/2020	1-6/2021	1-6/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions

Operating income (loss)	243	(169)	428	(37)	202
Impairment and disposal of assets, provision for closure and restoration costs (1)	1	219	1	219	229
Judicial proceedings (2)	(8)	-	(8)	-	-
Provision for early retirement (3)	-	78	-	78	78
Total adjustments to operating income (loss)	(7)	297	(7)	297	307
Adjusted operating income	236	128	421	260	509
Net income (loss) attributable to the shareholders of the Company	140	(168)	275	(108)	11
Total adjustments to operating income (loss)	(7)	297	(7)	297	307
Total tax impact of the above operating income (loss)	2	(57)	2	(57)	(60)
Total adjusted net income - shareholders of the Company	135	72	270	132	258

(1)
For 2021, reflects a disposal of an initial investment that will not materialize in Spain and an increase in restoration costs related to Rotem Amfert Israel, which was offset by a reversal of impairment in Rotem Amfert Israel due to the strengthening of phosphate prices.

For 2020, reflects an impairment and write-off of certain assets in Rotem Amfert Israel, following low phosphate prices and the discontinuation of the unprofitable production and sale of phosphate rock activity, which also led to an increase in the provision for asset retirement obligation (ARO) and in facility restoration costs. Also reflects an impairment of assets and an increase in closure costs as a result of the closure of the Sallent site (Vilafruns) in Spain.

(2)
For 2021, reflects a reversal of VAT provision following a court ruling in Brazil, less reimbursement of arbitration costs pursuant to the tribunal's decision in Europe regarding the investment in the Ethiopian potash project. For further information, see "Legal Proceedings" below.

(3)
For 2020, this reflects an increase in the provision following implementation of an efficiency plan, primarily through an early retirement plan, at Israeli production facilities (Rotem Amfert Israel, Bromine Compounds and Dead Sea Magnesium).

ICL Group Limited Q2 2021 Results 5

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

4-6/2021	4-6/2020	1-6/2021	1-6/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions

Net income (loss) attributable to the shareholders of the Company	140	(168)	275	(108)	11
Financing expenses, net	30	31	50	83	158
Provision for income taxes	64	(33)	87	(13)	25
Minority and equity income, net (1)	9	1	16	1	8
Operating income (loss)	243	(169)	428	(37)	202
Minority and equity income, net (2)	(9)	(1)	(16)	(1)	(8)
Depreciation and amortization	124	119	241	237	489
Adjustments (3)	(7)	297	(7)	297	307
Total adjusted EBITDA	351	246	646	496	990

(1)	Calculated by deducting the share in earnings of equity-accounted investees and adding the net income attributable to non-controlling interests.

(2)	Calculated by adding the share in earnings of equity-accounted investees and deducting the net income attributable to non-controlling interests.

(3)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

4-6/2021	4-6/2020	1-6/2021	1-6/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions

Net income (loss) attributable to the shareholders of the Company	140	(168)	275	(108)	11
Adjustments (1)	(7)	297	(7)	297	307
Total tax impact of the above Operating Income & Finance expenses adjustments	2	(57)	2	(57)	(60)
Adjusted net income - shareholders of the Company	135	72	270	132	258
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,285,658	1,280,721	1,284,873	1,280,175	1,280,273
Diluted adjusted earnings per share (in dollars) (2)	0.11	0.06	0.21	0.10	0.20

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share is calculated as follows: dividing the adjusted net income‑shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

ICL Group Limited Q2 2021 Results 6

 Statement regarding COVID-19

Since the World Health Organization declared the coronavirus (COVID-19) a pandemic in March 2020, and recommended containment and mitigation measures worldwide, the pandemic continued to spread and has introduced significant business and economic uncertainty and volatility to global markets. Accordingly, there has been a significant decline in global economic activity, partially due to preventative measures taken by various governmental organizations around the world. As at the report date, the pandemic continues to cause business and economic uncertainty and volatility in global markets. Certain countries, including India and Brazil, have been experiencing additional waves of outbreaks having an even more severe impact than previous waves. At the same time, there is a recovery trend in the volume of economic activity around the world, depending on the pace of recovery from the pandemic in the various countries. Israel in particular, is showing a recovery and a significant decrease in COVID-19 infection and morbidity rates, which have led to removal of most restrictions.

We continue to take measures to ensure the health and safety of our employees in all our facilities and offices, as well as those of our suppliers, our business partners, and the communities in which we operate, to maintain the level of operations throughout our various facilities around the world, and to minimize the pandemic’s potential impact on our business.

In the first half of 2021, we have not experienced delays in production or distribution, as manufacturing operations in our Israeli facilities continued at full production levels. In addition, at the Company's sites around the world, production remains largely uninterrupted.

In the second quarter of 2021, the Industrial Products segment and the Phosphate Solutions segment have shown a remarkable recovery in most markets, achieving all-time records in quarterly sales and operating income, driven by strong demand for the segments' products. At this stage, the Company continues to respond to the evolving business environment, to adjust to the changing economy and to take the appropriate measures to further enhance operational efficiency. The Company is unable to accurately assess the full future impact of COVID‑19 on its operations, due to, among other factors, the increased volatility in global markets, the uncertainty regarding the duration of the pandemic, the extent of its impact on the markets in which the Company operates and on emerging markets especially, and additional countermeasures that may be taken by governments and central banks.

For further information, see “Item 3 - Key Information— D. Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on March 2, 2021.

ICL Group Limited Q2 2021 Results 7

Consolidated Results Analysis

Results analysis for the period April – June 2021

Sales	Expenses	Operating income
$ millions

Q2 2020 figures	1,203	(1,372)	(169)
Total adjustments Q2 2020*	-	297	297
Adjusted Q2 2020 figures	1,203	(1,075)	128
Quantity	177	(135)	42
Price	175	-	175
Exchange rates	62	(75)	(13)
Raw materials	-	(49)	(49)
Energy	-	(6)	(6)
Transportation	-	(30)	(30)
Operating and other expenses	-	(11)	(11)
Adjusted Q2 2021 figures	1,617	(1,381)	236
Total adjustments Q2 2021*	-	7	7
Q2 2021 figures	1,617	(1,374)	243

* See "Adjustments to reported Operating and Net income (non-GAAP)".

-
Quantity – The positive impact on operating income was primarily related to higher sales volumes of bromine-based and phosphorus-based flame retardants, and is also attributed to increased sales volumes of bromine-based industrial solutions, mainly clear brine fluids, as well as acids, phosphate fertilizers and phosphate-based food additives and salts. This was partly offset by a decrease in sales volumes of potash.

-
Price – The positive impact on operating income was primarily related to an increase in the selling prices of phosphate fertilizers, a $55 increase in the average realized price per tonne of potash, a record level of elemental bromine prices in China and higher selling prices of bromine- and phosphorus-based flame retardants.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel and the British pound against the dollar, which increased operational costs. This trend was partly offset by the appreciation of the average exchange rate of the euro and the Chinese yuan against the dollar, which led to a positive effect on the operating income.

-
Raw materials – The negative impact of raw material prices on operating income was primarily related to higher prices of sulphur consumed during the quarter and higher prices of raw materials used in the production of bromine- and phosphorus-based flame retardants.

-	Energy - The negative impact on operating income was primarily related to an increase in electricity prices.

-	Transportation – The negative impact on operating income was primarily related to higher marine transportation costs.

ICL Group Limited Q2 2021 Results 8

-
Operating and other expenses - The negative impact on operating income was primarily related to decreased production of potash and higher royalties paid, mainly as a result of higher selling prices. This trend was partially offset by a positive operational impact due to increased production at Rotem Amfert Israel and at YPH joint venture, as well as the efficiency plan for Rotem Amfert Israel, implemented in 2020.

The following table sets forth sales by geographical regions based on the location of the customers:

4-6/2021		4-6/2020
$ millions	% of Sales	$ millions	% of Sales

Europe	519	32	416	35
Asia	462	29	355	30
North America	271	17	188	16
South America	262	16	136	11
Rest of the world	103	6	108	8
Total	1,617	100	1,203	100

-
Europe – The increase in sales primarily related to an increase in sales volumes of Innovative Ag Solutions segment products, bromine- and phosphorus-based flame retardants, an increase in the selling prices of phosphate fertilizers, together with the positive impact of the appreciation of the average exchange rate of the euro against the dollar. The increase was partly offset by a decrease in sales volumes of phosphate fertilizers.

-
Asia – The increase in sales primarily related to an increase in sales volumes and selling prices of phosphate fertilizers, acids and bromine‑based flame retardants, an increase in the selling price of potash, together with the positive impact of the appreciation of the average exchange rate of the Chinese yuan against the dollar. The increase was partly offset by a decrease in sales volumes of potash.

-
North America – The increase in sales primarily related to an increase in sales volumes and selling prices of phosphate fertilizers, potash and phosphorus-based flame retardants, as well as higher sales volumes of phosphate-based food additives.

-
South America – The increase in sales primarily related to an increase in sales volumes and selling prices of phosphate fertilizers and potash, as well as higher sales volumes of acids, clear brine fluids and specialty agriculture products, which include sales from our recently acquired Fertiláqua business.

-	Rest of the world – The decrease in sales primarily related to a decrease in sales volumes of dairy proteins.

ICL Group Limited Q2 2021 Results 9

Financing expenses, net

Net financing expenses in the second quarter of 2021 amounted to $30 million, compared to $31 million in the corresponding quarter last year.

The main changes were a decrease of $2 million in employee benefits interest expenses and a decrease of $2 million in long-term employee benefits provisions and lease revaluation, mainly due to a stronger appreciation of the Israeli shekel against the dollar during the corresponding period compared to this quarter. These changes were partly offset by an increase in expenses related to exchange rate differences and hedging transactions - net, due to stronger appreciation of the Israeli shekel against the dollar during the corresponding period compared to this quarter.

Tax expenses

Tax expenses in the second quarter of 2021 were $64 million, reflecting an effective tax rate of 30%, versus tax income of $33 million in prior year. The higher than usual effective tax rate was mainly due to the strengthening of the Israeli shekel during the quarter, the update of deferred taxes in Israel due to higher profitability, and to a lesser degree, provision for taxes in Brazil with a higher tax rate than the corporate average.

ICL Group Limited Q2 2021 Results 10

Results analysis for the period January – June 2021

Sales	Expenses	Operating income
$ millions

YTD 2020 figures	2,522	(2,559)	(37)
Total adjustments YTD 2020*	-	297	297
Adjusted YTD 2020 figures	2,522	(2,262)	260
Quantity	245	(192)	53
Price	236	-	236
Exchange rates	124	(142)	(18)
Raw materials	-	(62)	(62)
Energy	-	(3)	(3)
Transportation	-	(44)	(44)
Operating and other expenses	-	(1)	(1)
Adjusted YTD 2021 figures	3,127	(2,706)	421
Total adjustments YTD 2021*	-	7	7
YTD 2021 figures	3,127	(2,699)	428

* See "Adjustments to reported operating and net income (non-GAAP)".

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine- and phosphorus-based flame retardants, bromine-based industrial solutions, as well as Innovative Ag Solutions products, acids, phosphate fertilizers and phosphate-based food additives.

-
Price – The positive impact on operating income was primarily related to an increase in the selling prices of phosphate fertilizers, a $32 increase in the average realized price per tonne of potash, a record level of elemental bromine prices in China and higher selling prices of bromine- and phosphorus-based flame retardants.

-
Exchange rates – The unfavorable impact on operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel and the British pound against the dollar, which increased operational costs more than it contributed to revenue. This trend was partly offset by the appreciation of the average exchange rate of the euro and the Chinese yuan against the dollar, which led to a positive effect on operating income.

-
Raw materials – The negative impact of raw material prices on operating income was primarily related to higher prices of sulphur consumed during the period and an increase in prices of raw materials used in the production of bromine- and phosphorus-based flame retardants.

-	Transportation – The negative impact on operating income was primarily related to higher marine transportation costs.

-
Operating and other expenses – The negative impact on operating income was primarily related to decreased production of potash and higher royalties paid, mainly as a result of higher selling prices. This trend was partly offset by positive operational impact due to increased production at Rotem Amfert Israel and at YPH joint venture, as well as the efficiency plan for Rotem Amfert Israel, implemented in 2020.

ICL Group Limited Q2 2021 Results 11

The following table sets forth sales by geographical regions based on the location of the customers:

1-6/2021		1-6/2020
$ millions	% of Sales	$ millions	% of Sales

Europe	1,147	37	976	39
Asia	846	27	663	26
North America	566	18	437	17
South America	371	12	248	10
Rest of the world	197	6	198	8
Total	3,127	100	2,522	100

-
Europe – The increase in sales primarily related to an increase in sales volumes and selling prices of bromine- and phosphorus-based flame retardants, an increase in sales volumes of Innovative Ag Solutions segment products and acids, an increase in the selling prices of phosphate fertilizers, together with the positive impact of the appreciation of the average exchange rate of the euro against the dollar. The increase was partly offset by a decrease in sales volumes of phosphate fertilizers and green phosphoric acid.

-
Asia – The increase in sales primarily related to an increase in sales volumes and selling prices of phosphate fertilizers, acids, and bromine-based flame retardants, an increase in the selling prices of potash, together with the positive impact of the appreciation of the average exchange rate of the Chinese yuan against the dollar. The increase was partly offset by a decrease in sales volumes of potash.

-
North America – The increase in sales primarily related to an increase in sales volumes and selling prices of phosphate fertilizers and potash, as well as higher sales volumes of phosphate-based food additives and phosphorus‑based flame retardants. The increase was partly offset by a decrease in sales volumes of clear brine fluids.

-
South America – The increase in sales primarily related to an increase in sales volumes and selling prices of phosphate fertilizers and potash, as well as higher sales volumes of acids, clear brine fluids and specialty agriculture products, which include sales from our recently acquired Fertiláqua business.

-	Rest of the world – The decrease in sales primarily related to a decrease in sales volumes of dairy proteins.

Financing expenses, net

The net financing expenses in the six months ended June 30, 2021, amounted to $50 million, compared to $83 million in the corresponding period last year, a decrease of $33 million. This decrease derives mainly from changes in hedging transactions results in the amount of $25 million.

Tax expenses

Tax expenses in the six months ended June 30, 2021 amounted to $87 million, compared to tax income of $13 million in the six month period ended June 30, 2020, reflecting an effective tax rate of about 23% and 11%, respectively. The tax rate in the corresponding period last year was positively affected by the deferred taxes of the significant impairments and provisions, related to the ICL Rotem efficiency plan, which are subject to a beneficiary tax rate.

ICL Group Limited Q2 2021 Results 12

Industrial Products Segment information as at June 30, 2021 (Unaudited)

Segment Information

Industrial Products

The Industrial Products segment produces bromine out of a highly concentrated solution in the Dead Sea, as well as bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces salts, magnesium chloride, magnesia-based products, phosphorus-based flame retardants and functional fluids.

Results of operations

4-6/2021	4-6/2020	1-6/2021	1-6/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	410	285	808	649	1,255
Sales to external customers	406	281	800	642	1,242
Sales to internal customers	4	4	8	7	13
Segment Profit	114	70	219	173	303
Depreciation and amortization	14	18	31	35	77
Capital expenditures	14	24	31	45	84

Highlights and business environment

•
All-time record quarterly sales and operating income driven by strong demand for the segment’s products, mostly flame retardants for various applications and markets, despite raw material availability and marine transportation constraints.

•
Sales of elemental bromine increased year-over-year, mainly due to higher selling prices in China. Market prices for elemental bromine in China continued their upward trend, reaching a record level during the second quarter of 2021, due to higher demand and limited local supply in light of the local authorities' strict policy regarding environmental aspects.

•
Sales of bromine-based flame retardants increased year-over-year, due to higher demand in most market segments, which was supported by the segment’s production capacity expansions and several new long-term strategic agreements.

•
The continued recovery of oil prices during the second quarter of 2021, led to renewal of drilling activities in several areas and higher year-over-year demand for clear brine fluids. However, overall demand for clear brine fluids remains under pressure and has not returned to pre-COVID levels.

•
Phosphorus-based flame retardants’ sales increased year-over-year due to strong demand in light of the supply constraints from Chinese producers, due to local environmental regulatory restrictions and global shipping challenges.

•
Most of the segment’s magnesia and calcium product lines are sold out due to strong demand in the supplements and pharmaceuticals markets. Sales of Dead Sea salts increased year-over-year, with strong demand from the oil drilling and animal feed markets.

ICL Group Limited Q2 2021 Results 13

Industrial Products Segment information as at June 30, 2021 (Unaudited)

Results analysis for the period April - June 2021

Sales	Expenses	Operating income
$ millions

Q2 2020 figures	285	(215)	70
Quantity	90	(49)	41
Price	27	-	27
Exchange rates	8	(9)	(1)
Raw materials	-	(17)	(17)
Energy	-	1	1
Transportation	-	(4)	(4)
Operating and other expenses	-	(3)	(3)
Q2 2021 figures	410	(296)	114

-
Quantity – The positive impact on the segment’s operating income was primarily related to an increase in sales volumes of bromine- and phosphorus-based flame retardants, as well as bromine-based industrial solutions, mainly clear brine fluids. This trend was driven by higher demand in most end-markets and expanded production capacity supported by the operation of the new TBBA plant at Neot Hovav.

-
Price – The positive impact on the segment’s operating income was primarily related to a record level of elemental bromine prices in China and higher selling prices of bromine- and phosphorus-based flame retardants.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. This trend was partly offset by the appreciation of the average exchange rate of the euro against the dollar, which led to a positive effect on the operating income.

-
Raw materials – The negative impact on the segment’s operating income was primarily related to an increase in prices of raw materials used in the production of bromine- and phosphorus-based flame retardants.

ICL Group Limited Q2 2021 Results 14

Industrial Products Segment information as at June 30, 2021 (Unaudited)

Results analysis for the period January – June 2021

Sales	Expenses	Operating income
$ millions

YTD 2020 figures	649	(476)	173
Quantity	110	(65)	45
Price	34	-	34
Exchange rates	15	(17)	(2)
Raw materials	-	(20)	(20)
Energy	-	1	1
Transportation	-	(6)	(6)
Operating and other expenses	-	(6)	(6)
YTD 2021 figures	808	(589)	219

-
Quantity – The positive impact on the segment’s operating income was primarily related to an increase in sales volumes of bromine- and phosphorus-based flame retardants. This trend was mainly driven by strong demand in most end-markets supported by expanded production of the new TBBA plant at Neot Hovav.

-
Price – The positive impact on the segment’s operating income was primarily related to a record level of elemental bromine prices in China and higher selling prices of bromine- and phosphorus-based flame retardants, as well as specialty minerals products.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. This trend was partly offset by the appreciation of the average exchange rate of the euro against the dollar, which led to a positive effect on the operating income.

-	Raw materials – The negative impact on the segment’s operating income was primarily related to higher prices of raw materials used in the production of bromine- and phosphorus-based flame retardants.

-	Transportation - The negative impact on the segment’s operating income was primarily related to higher marine transportation prices.

-	Operating and other expenses – The negative impact on the segment’s operating income was primarily related to higher royalties and sales commissions paid, as a result of higher revenue.

ICL Group Limited Q2 2021 Results 15

Potash Segment information as at June 30, 2021 (Unaudited)

Potash

The Potash segment produces and sells mainly potash, using an evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. The segment also produces and sells Polysulphate® from its Boulby mine in the UK, as well as salt and magnesium produced in the Dead Sea in Israel.

Results of operations

4-6/2021	4-6/2020	1-6/2021	1-6/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions

Segment Sales	412	340	797	654	1,346
Potash sales to external customers	296	253	550	479	979
Potash sales to internal customers	27	24	49	47	95
Other and eliminations(1)	89	63	198	128	272
Gross Profit	154	123	292	219	472
Segment Profit	43	38	72	52	120
Depreciation and amortization	42	42	79	81	166
Capital expenditures	72	55	137	116	296
Average realized price (in $) (2)	281	226	269	237	230

(1)
Primarily includes salt produced in underground mines in the UK and Spain, Polysulphate® and Polysulphate®-based products, magnesium-based products and sales of excess electricity produced by ICL’s power plants in Israel.

(2)
Potash average realized price (dollar per tonne) is calculated by dividing total potash revenue by total sales quantities. The difference between Free On Board (FOB) price and average realized price is primarily due to marine transportation costs.

Highlights and business environment

•
Grain Price Index increased year-over-year, mainly due to an increase in prices of corn, soybean and wheat by 100.9%, 53.8% and 42.5%, respectively. The increase in grain prices is mainly a result of strong global demand.

•
The July 2021 WASDE (World Agricultural Supply and Demand Estimates) report published by the USDA further supports the above-mentioned increase in grain prices, while showing a decrease in the expected ratio of global inventories of grain to annual consumption, to 27.8% for the 2021/22 agriculture year, compared to 28.2% for the 2020/21 agriculture year, and 30.4% for the 2019/20 agriculture year.

•
Increase in grain prices, especially of corn and soybeans, supported higher potash prices during the quarter, especially in the U.S and Brazil. For additional information on potash prices and imports in key markets, see ‘Global potash market - average prices and imports’ table below.

•	ICL's average potash realized price per tonne of $281 was 9% higher compared to the first quarter of 2021 and 24% higher year-over-year.

 ICL Group Limited Q2 2021 Results 16

Potash Segment information as at June 30, 2021 (Unaudited)

•
In April 2021, ICL signed a contract with Indian Potash Limited (IPL), India’s largest importer of potash, to supply an aggregate 600,000 metric tonnes of potash, with mutual options for additional 50,000 metric tonnes, to be supplied through December 2021, at a selling price of $280 per tonne CIFFO (Cost Insurance and Freight Free Out) at the destination port. This price reflects a $50 per tonne increase on the previous contract price. As at the date of this report, the Company has not yet signed a supply contract for 2021 with its customers in China.

ICL Dead Sea

•	ICL Dead Sea’s annual shutdown for facility maintenance was successfully completed in April 2021.

ICL Iberia

•
The Company has successfully completed the excavation of the ramp connecting the Cabanasses mine with the Suria plant and is now operational and ramping up to capacity. Completion of the infrastructure works, including the installation of conveyor belts, was followed by a site shutdown of about three weeks, which started in the last week of the first quarter and ended at the beginning of the second quarter.

•
On April 30, 2021, Nobian filed a claim with the Spanish Court for full enforcement of the arbitration award according to its understanding thereof, emphasizing several matters, including investing reasonable commercial efforts to complete the construction of the salt production facility. The Company believes that it is in compliance with the arbitration award, including in the said matters. This is further demonstrated by the Company declaring completion of the salt production facility on July 13, 2021. Despite Nobian's objection against the Company's announcement, the Company is in the opinion that all the necessary requirements for completion have been fulfilled. The Company believes that the challenges Nobian poses, despite the Company's compliance with the arbitration award, provides the Company with further rights under its agreement with Nobian, including a right to terminate the partnership agreement. For further information, see Note 6 to the Company’s Interim Financial Statements.

•
As part of the collaboration between ICL's subsidiary in Spain (ICL Iberia) and the government of Catalonia to achieve environmental sustainability goals, the Company has undertaken to carry out restoration of the salt piles in its sites, mainly by processing the material and removing it to the sea via a Collector. In April 2021, the Company signed an agreement with the Catalan Water Agency for the construction and operation of the Collector. For further information, see Note 6 to the Company’s Interim Financial Statements.

ICL Boulby

•
Production of Polysulphate® went up by 5% year-over-year to approximately 193 thousand tonnes in the second quarter of 2021, while sales volume significantly increased by 40% year-over-year, to approximately 183 thousand tonnes.

ICL Group Limited Q2 2021 Results 17

Potash Segment information as at June 30, 2021 (Unaudited)

Additional segment information

Global potash market - average prices and imports:

Average prices	4-6/2021	4-6/2020	VS Q2 2020	1-3/2021	VS Q1 2021
Granular potash – Brazil	CFR spot ($ per tonne)	383	222	72.5%	283	35.3%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	256	245	4.5%	235	8.9%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	281	243	15.6%	248	13.3%
Potash imports
To Brazil	million tonnes	3	3.1	(3.2)%	2.2	36.4%
To China	million tonnes	2	1.7	17.6%	2.6	(23.1)%
To India	million tonnes	0.59	0.9	(34.4)%	0.75	(21.3)%

Sources: CRU (Fertilizer Week Historical Price: April 2021), FAI, Brazilian and Chinese customs data.

Potash – Production and Sales

Thousands of tonnes	4-6/2021	4-6/2020	1-6/2021	1-6/2020	1-12/2020
Production	1,022	1,110	2,174	2,255	4,527
Total sales (including internal sales)	1,148	1,226	2,223	2,222	4,666
Closing inventory	226	448	226	448	275

Second quarter 2021

-
Production – Production in the second quarter of 2021 was lower by 88 thousand tonnes year‑over‑year, due to a week-long annual maintenance shutdown at ICL Dead Sea's facilities, the two-week shutdown at ICL Iberia, dedicated to connecting the ramp to the Cabanasses mine, and the closure of the Sallent site at ICL Iberia at the end of June 2020.

-
Sales – The quantity of potash sold was 78 thousand tonnes lower year-over-year, primarily due to the decrease in potash sales, mainly to China. This was partly offset by an increase in sales to India and Brazil.

First half 2021

-
Production – In the six-month period ended June 30, 2021, potash production was 81 thousand tonnes lower than the corresponding period last year, mainly due to over two-week shutdown at ICL Iberia, dedicated to connecting the ramp to the Cabanasses mine and the closure of the Sallent site at ICL Iberia at the end of June 2020. ICL Dead Sea Production was similar to last year despite the one-week maintenance shutdown during the second quarter of 2021.

-	Sales – The quantity of potash sold in the six-month period ended June 30,2021, was about the same compared to the corresponding period last year.

ICL Group Limited Q2 2021 Results 18

Potash Segment information as at June 30, 2021 (Unaudited)

Results analysis for the period April – June 2021

Sales	Expenses	Operating income
$ millions
Q2 2020 figures	340	(302)	38
Quantity	8	(17)	(9)
Price	58	-	58
Exchange rates	6	(16)	(10)
Energy	-	(6)	(6)
Transportation	-	(18)	(18)
Operating and other expenses	-	(10)	(10)
Q2 2021 figures	412	(369)	43

-	Quantity – The negative impact on the segment’s operating income was due to lower sales volumes of potash, partly offset by higher sales of lower-margin products.

-
Price – The positive impact on the segment’s operating income was primarily related to an increase of $55 in the average realized price per tonne of potash year-over-year, as well as an increase in the selling prices of FertilizerpluS products.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs, as well as the appreciation of the average exchange rate of the British pound and the euro against the dollar, which led to a negative effect on the operating income.

-	Energy - The negative impact on the segment’s operating income was primarily related to an increase in electricity prices.

-	Transportation – The negative impact on the segment’s operating income was primarily related to an increase in marine transportation costs.

-
Operating and other expenses – The negative impact on the segment’s operating income was primarily related to the one-week annual shutdown for facility maintenance at ICL Dead Sea, a two-week shutdown at ICL Iberia, dedicated to connecting the ramp to the Cabanasses mine, as well as higher payments of royalties due to the increase in potash prices. This trend was partly offset by the impact of COVID-19 pandemic recorded in the corresponding period.

ICL Group Limited Q2 2021 Results 19

Potash Segment information as at June 30, 2021 (Unaudited)

Results analysis for the period January – June 2021

Sales	Expenses	Operating income
$ millions
YTD 2020 figures	654	(602)	52
Quantity	44	(43)	1
Price	81	-	81
Exchange rates	18	(34)	(16)
Energy	-	(5)	(5)
Transportation	-	(27)	(27)
Operating and other expenses	-	(14)	(14)
YTD 2021 figures	797	(725)	72

-
Quantity – The positive impact on the segment’s operating income was primarily related to an increase in sales volumes of potash, partly offset by an increase in sales volumes of lower-margin products.

-
Price – The positive impact on the segment’s operating income was primarily related to an increase of $32 in the average realized price per tonne of potash year-over-year, as well as an increase in the selling prices of FertilizerpluS products.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs, as well as the appreciation of the average exchange rate of the British pound against the dollar, which led to a negative effect on the operating income. This trend was partly offset by the appreciation of the average exchange rate of the euro against the dollar, which led to a positive effect on the operating income.

-	Energy - The negative impact on the segment’s operating income was primarily related to an increase in electricity prices.

-	Transportation – The negative impact on the segment’s operating income was primarily related to an increase in marine transportation costs.

-
Operating and other expenses – The negative impact on the segment’s operating income was primarily related to a week-long annual shutdown at ICL Dead Sea, an over two weeks shutdown at ICL Iberia dedicated to connecting the ramp to the Cabanasses mine, as well as higher payments of royalties due to the increase in potash prices. This trend was partly offset by the impact of the COVID-19 pandemic, recorded in the corresponding period.

ICL Group Limited Q2 2021 Results 20

Phosphate Solutions Segment information as at June 30, 2021 (Unaudited)

Phosphate Solutions

The Phosphate Solutions segment operates ICL's phosphate value chain, using phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Phosphate specialties sales of $328 million and operating income of $37 million in the second quarter of 2021 were approximately 20% and 23% higher, respectively, compared to the second quarter of 2020. The increase in operating income was driven mainly by strong sales volumes despite increasing raw material prices, and by overcoming industry-wide supply chain challenges.

Sales of phosphate commodities amounted to $295 million, approximately 78% higher than the second quarter of 2020, mostly due to a significant increase in market prices, favorable exchange rates and higher sales volumes. Operating income of $40 million, a year-over-year increase of $62 million, is attributed mostly to higher prices and strong results of YPH, partly offset by higher costs of raw materials, mainly sulphur consumed during the quarter.

Results of operations

4-6/2021	4-6/2020	1-6/2021	1-6/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	623	439	1,168	941	1,948
Sales to external customers	599	421	1,124	904	1,871
Sales to internal customers	24	18	44	37	77
Segment Profit	77	8	117	17	66
Depreciation and amortization	57	52	111	101	210
Capital expenditures	68	63	119	124	275

Highlights and business environment

•	Phosphate salts sales were significantly up year-over-year, with higher sales of food grade phosphates and industrial salts.

-
Food grade phosphates: with continued focus on integrated solutions and next generation product development, second quarter 2021 sales were notably higher year-over-year, supported by positive volumes momentum in North America, as well by higher prices globally.

-
Industrial salts: overall sales of industrial salts increased year-over-year. Higher demand in most regions and industries, continuously recovering from COVID-19 related weakness in the corresponding period, compensated for lower sales volumes to the body care industry in China. Pricing levels increased slightly year-over-year.

•	White phosphoric acid (WPA) sales increased significantly year-over-year, driven by higher sales volumes in all regions, especially in South America, and higher sales prices in all regions.

•
Dairy protein sales in the second quarter of 2021 increased year-over-year as a result of maintaining global leadership position in organic cow and goat-milk ingredients, despite mid-term market growth adjustments in Asia Pacific.

ICL Group Limited Q2 2021 Results 21

Phosphate Solutions Segment information as at June 30, 2021 (Unaudited)

•
Phosphate fertilizers prices continued to surge during the second quarter of 2021 to highs last recorded over a decade ago. The increase in phosphate fertilizers prices was supported by high crop prices, which were driven mainly by continuing food security concerns related to COVID-19 and by China’s efforts to rebuild its hog herds that are recovering from the African Swine Fever.

-
DAP imports to India increased significantly during the quarter due to low availability of local production following the sharp quarter-over-quarter increase of $203 per tonne in the second quarter phosphoric acid contract price. This trend was further supported by the Indian government's decision to more than double its relevant Nutrient-Based Subsidy (NBS), while decreasing the DAP Maximum Retail Price (MRP) for the 2021/2 agriculture year.

-
Prices in the U.S. continued to increase during the second quarter of 2021, following the U.S. authorities' final decision during the previous quarter to impose countervailing duties on phosphate imports from Morocco and Russia. Strong summer fill demand and an expected decrease in DAP and MAP production by Mosaic at its Faustina site, further supported that trend.

-	In Brazil, tight supply, drought conditions, strong farmer affordability and an increase in planted area drove fertilizer prices higher, with MAP prices reaching highs not recorded in over a decade.

-
The prices of sulphur, one of the main raw materials of phosphate fertilizers, followed the above trend and continued to increase significantly as well, but stabilized towards the end of this quarter. Marine transportation costs have also increased significantly due to worldwide bulk carrier shortage.

•
On July 5, 2021, OCP (Morocco) concluded its third quarter phosphoric acid supply contracts to India at a price of $1,160 per tonne (CFR 100% P2O5), an increase of $162 per tonne compared to the previous quarter. This is the sixth consecutive price increase indicated in these quarterly contracts since the first quarter of 2020, with an accumulated increase of $570/tonne, reflecting the continuing positive global sentiment in the phosphate commodity market.

Additional segment information

Global phosphate commodities market - average prices:

Average prices	$ per tonne	4-6/2021	4-6/2020	VS Q2 2020	1-3/2021	VS Q1 2021
DAP	CFR India Spot	565	316	79%	455	24%
TSP	CFR Brazil Spot	527	245	115%	408	29%
SSP	CPT Brazil inland 18-20% P2O5 Spot	250	173	45%	206	21%
Sulphur	Bulk FOB Adnoc monthly contract	185	60	208%	138	34%

Source: CRU (Fertilizer Week Historical Prices, July 2021).

ICL Group Limited Q2 2021 Results 22

Phosphate Solutions Segment information as at June 30, 2021 (Unaudited)

Results analysis for the period April - June 2021

Sales	Expenses	Operating income
$ millions
Q2 2020 figures	439	(431)	8
Quantity	67	(56)	11
Price	85	-	85
Exchange rates	32	(33)	(1)
Raw materials	-	(29)	(29)
Energy	-	-	-
Transportation	-	(7)	(7)
Operating and other expenses	-	10	10
Q2 2021 figures	623	(546)	77

-	Quantity – The positive impact on the segment's operating income was driven mainly by strong sales volumes of phosphate fertilizers, acids and phosphate-based food additives and salts.

-
Price – The positive impact on the segment's operating income was primarily related to an increase in the selling prices of phosphate fertilizers, which surged to highs last recorded over a decade ago.

-
Exchange rates – The unfavorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs. This trend was partly offset by the appreciation of the average exchange rate of the euro and the Chinese yuan against the dollar, which led to a positive effect on the operating income.

-	Raw materials – The negative impact of raw material prices on the segment’s operating income was due to higher prices of sulphur consumed during the quarter.

-	Transportation - The negative impact on the segment’s operating income was primarily related to an increase in marine transportation prices.

-
Operating and other expenses – The positive impact on the segment's operating income was primarily related to positive operational impact due to increased production at Rotem Amfert Israel and at YPH joint venture, as well as cost-reduction initiatives implemented in 2020, including an efficiency plan for Rotem Amfert Israel.

ICL Group Limited Q2 2021 Results 23

Phosphate Solutions Segment information as at June 30, 2021 (Unaudited)

Results analysis for the period January – June 2021

Sales	Expenses	Operating income
$ millions
YTD 2020 figures	941	(924)	17
Quantity	55	(46)	9
Price	116	-	116
Exchange rates	56	(54)	2
Raw materials	-	(40)	(40)
Energy	-	1	1
Transportation	-	(11)	(11)
Operating and other expenses	-	23	23
YTD 2021 figures	1,168	(1,051)	117

-	Quantity – The positive impact on the segment's operating income was primarily related to an increase in the sales volumes of phosphate fertilizers, acids and phosphate-based food additives.

-
Price – The positive impact on the segment's operating income was primarily related to an increase in the selling prices of phosphate fertilizers, which surged to highs last recorded over a decade ago, as well as higher selling prices in the phosphate specialties business.

-
Exchange rates – The favorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the euro and the Chinese yuan against the dollar, which led to a positive effect on the operating income. Additionally, the devaluation of the average exchange rate of the Brazilian real against the dollar decreased operational costs. The above trend was partly offset by the appreciation of the average exchange rate of the Israeli shekel against the dollar, which increased operational costs.

-	Raw materials – The negative impact of raw material prices on the segment’s operating income was primarily related to higher prices of sulphur consumed during the period.

-	Transportation - The negative impact on the segment’s operating income was primarily related to an increase in marine transportation prices.

-
Operating and other expenses – The positive impact on the segment's operating income was primarily related to a positive operational impact due to increased production at Rotem Amfert Israel and at YPH joint venture, as well as cost-reduction initiatives implemented in 2020, including an efficiency plan for Rotem Amfert Israel.

ICL Group Limited Q2 2021 Results 24

Innovative Ag Solutions Segment information as at June 30, 2021 (Unaudited)

Innovative Ag Solutions

The Innovative Ag Solutions segment aims to achieve global leadership in specialty agriculture markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled-release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid).

Results of operations

4-6/2021	4-6/2020	1-6/2021	1-6/2020	1-12/2020
$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	237	196	478	395	731
Sales to external customers	235	193	473	389	715
Sales to internal customers	2	3	5	6	16
Segment Profit	20	15	42	29	40
Depreciation and amortization	7	7	14	12	25
Capital expenditures	5	4	* 9	7	20

*	Not including capital expenditures as part of business combination. For further information, see Note 3 to the Company’s Interim Financial Statements.

Highlights and business environment

•
The segment reached an all-time operating income record in the second quarter of 2021. The improved performance is attributed to strong demand and higher sales volumes and prices, favorable exchange rates and product mix, partially offset by higher costs of raw materials.

•
Sales to the specialty agriculture market increased year-over-year, mainly due to higher sales volumes of straight, liquid and controlled-release fertilizers, as well as a positive impact of exchange rates. The increase in sales volumes was recorded in most regions, mainly in Europe, China, North America, and South America - especially in Brazil.

•	Sales and operating income of the Turf and Ornamental business (T&O) increased year-over-year. Higher sales volumes and selling prices drove strong growth globally.

•
The acquisition of Compass Minerals América do Sul S.A., was completed successfully at the beginning of July 2021. It positions ICL as the leading specialty plant nutrition company in Brazil, one of the world’s fastest growing agriculture markets. It will also significantly expand ICL’s product portfolio and profitability, while providing further seasonal balance between the Northern and Southern hemispheres, already in 2021.

ICL Group Limited Q2 2021 Results 25

Innovative Ag Solutions Segment information as at June 30, 2021 (Unaudited)

Results analysis for the period April – June 2021

Sales	Expenses	Operating income
$ millions
Q2 2020 figures	196	(181)	15
Quantity	17	(16)	1
Price	8	-	8
Exchange rates	16	(14)	2
Raw materials	-	(6)	(6)
Energy	-	-	-
Transportation	-	-	-
Operating and other expenses	-	-	-
Q2 2021 figures*	237	(217)	20

* The figures include Fertiláqua’s results, which was acquired at the beginning of 2021.

-
Quantity – The positive impact on the segment's operating income was primarily related to higher sales volumes of both specialty agriculture and turf and ornamental products, mainly controlled-release and straight fertilizers.

-	Price – The positive impact on the segment's operating income was primarily related to higher selling prices of specialty agriculture products.

-
Exchange rates – The favorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the euro against the dollar, which contributed to the segment's revenue.

-	Raw materials – The negative impact on the segment's operating income was due to higher costs of commodity fertilizers and ammonia.

ICL Group Limited Q2 2021 Results 26

Innovative Ag Solutions Segment information as at June 30, 2021 (Unaudited)

Results analysis for the period January – June 2021

Sales	Expenses	Operating income
$ millions
YTD 2020 figures	395	(366)	29
Quantity	41	(38)	3
Price	9	-	9
Exchange rates	33	(29)	4
Raw materials	-	(3)	(3)
Energy	-	-	-
Transportation	-	-	-
Operating and other expenses	-	-	-
YTD 2021 figures*	478	(436)	42

*  The figures include Fertiláqua’s results, which was acquired at the beginning of 2021.

-
Quantity – The positive impact on the segment's operating income was primarily related to higher sales volumes of both turf and ornamental and specialty agriculture products, mainly controlled-release and straight fertilizers.

-	Price – The positive impact on the segment's operating income was primarily related to an increase in the selling prices of both turf and ornamental and specialty agriculture products.

-
Exchange rate – The favorable impact on the segment’s operating income was primarily related to the appreciation of the average exchange rate of the euro and the Israeli shekel against the dollar, which led to a positive effect on the operating income.

ICL Group Limited Q2 2021 Results 27

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

Cash flows provided by operating activities amounted to $242 million, compared with $177 million in the corresponding quarter last year. This increase derives mainly from the increase in operating results.

Net cash used in investing activities

In the second quarter of 2021, the net cash used in investing activities amounted to $58 million, compared with $123 million in the corresponding quarter last year. This change is mainly due to cash inflow from the sale of YYTH shares in the current quarter.

Net cash used in financing activities

In the second quarter of 2021, the net cash used in financing activities amounted to $31 million compared with $168 million in the corresponding quarter last year. The decrease derives mainly from net receipt of debt in the current quarter, compared with net repayments of debt in the corresponding quarter last year. This decrease was partly offset by higher dividend payments in the current quarter.

Outstanding net debt

In January 2021, the Company paid, as scheduled, $84 million of a private placement bond. In March 2021, the Company paid, as scheduled, NIS 392 million (approx. $118 million) Series E debentures, out of the total NIS 1,569 million (approx. $487 million).

As at June 30, 2021, ICL’s net financial liabilities amounted to $2,432 million, an increase of $14 million compared to December 31, 2020.

Credit facilities

The total amount of the Company's securitization facility framework is $300 million. As at June 30, 2021, ICL has utilized approximately $178 million of the facility’s framework.

In addition, ICL has long‑term credit facilities of $1,100 million, of which $273 million were utilized as at June 30, 2021.

In January 2021, ICL completed the acquisition of Agro Fertiláqua Participações S.A., one of Brazil's leading specialty plant nutrition companies, for a consideration of about $122 million (before deduction of Fertiláqua's net debt of $40 million). In March 2021, the Company signed a framework credit facility agreement with MUFG Bank for a period of two years, according to which the Company has eligibility to withdraw up to BRL 230 million (about $46 million). As at the reporting date, the Company has withdrawn BRL 180 million (about $36 million), with a maturity date of March 2023.

In March 2020, Her Majesty's Treasury (HMT) in the UK and the Bank of England, launched the COVID Corporate Financing Facility (CCFF). On July 2, 2020, the Company entered a CCFF agreement with the Bank of England, according to which, the Company had eligibility to withdraw up to £300 million (about $416 million), bearing an annual interest rate of SONIA + 0.6%. On May 18, 2021, the Company repaid the full matured CCFF loan at the amount of £50 million. The Company has chosen not to utilize another amount from this credit facility and thus close it.

ICL Group Limited Q2 2021 Results 28

Ratings and Financial covenants

On June 21, 2021, the credit rating agency Fitch Ratings reaffirmed the Company's long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term Issuer default rating is stable.

On June 23, 2021, the credit rating agency S&P reaffirmed the Company’s international credit rating and senior unsecured rating 'BBB-'. In addition, the credit rating agency S&P Ma'alot reaffirmed the Company's credit rating 'ilAA' with a stable rating outlook.

As at June 30, 2021, the Company is in compliance with all its financial covenants set forth in its financing agreements.

Critical Accounting Estimates

In the six and three month periods ended June 30, 2021, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020.

Board of Directors and Senior Management Updates

On March 1, 2021, Mr. Noam Goldstein entered into office as EVP, OEE&I and ceased serving as President, ICL Potash Division. Mr. Meir Mergi, SVP, ICL Dead Sea Operations & EHS, replaced Mr. Goldstein in leading ICL’s Potash division and is considered an office holder of the Company.

On March 17, 2021, the Board of Directors appointed Mr. Gadi Lesin as an independent director of the Company, until the next annual general meeting of shareholders.

On March 31, 2021, Mr. Chris Millington entered into office as EVP, Food & Specialty Phosphates and is considered an executive officer of the Company.

On April 1, 2021, Mr. Eli Amon entered into office as EVP, Chief Commercial Officer, and ceased serving as EVP, ICL Innovative Ag Solutions Division. Mr. Elad Aharonson replaced Mr. Amon, and as of April 1, 2021, serves as President, ICL Innovative Ag Solutions Division and is considered an executive officer of the Company.

On July 14, 2021, the annual general meeting of shareholders (“AGM”) approved the appointment, or reelection, of the members of the Company’s Board: Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt, Tzipi Ozer Armon and Gadi Lesin. The AGM further approved the appointment of Dr. Miriam Haran to serve as an external director of the Company for a three-year term, as well as, the reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor.

Risk Factors

In the six and three month periods ended June 30, 2021, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2020.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2020.

ICL Group Limited Q2 2021 Results 29

Legal Proceedings

(1)
Item 8 in our 2020 Annual Report on Form 20-F provides disclosure regarding the arbitration proceedings between the Company's subsidiary ICL Europe Coöperatief U.A. ("ICL Europe") and the Federal Democratic Republic of Ethiopia ("Ethiopia"), that were administrated by the Hague-based Permanent Court of Arbitration. ICL Europe commenced this arbitration to assert claims against Ethiopia under the Netherlands-Ethiopia Bilateral Investment Treaty (“BIT”) seeking compensation for losses to its investment in its Ethiopian potash project due to mistreatment by the Ethiopian Government. ICL Europe claimed that the Ethiopian tax authority imposed a discriminatory, arbitrary and baseless tax on ICL Europe’s Ethiopian project company, Allana Potash Afar Plc (“Allana Afar”). On July 9, 2021, the arbitration tribunal rendered its award. Despite indications that Ethiopia’s tax assessment was flawed, the tribunal interpreted the BIT as significantly limiting the BIT’s protections in relation to disputes regarding taxation. Among other things, this had the significant effect of precluding ICL Europe's claims that Ethiopia violated the requirement to accord fair and equitable treatment to ICL Europe's investments in Ethiopia.  Consequently, the tribunal rejected ICL Europe's claims and ordered ICL Europe to pay an amount of approximately $2.5 million as reimbursement of arbitration costs in accordance with the applicable arbitration rules. Since 2017, Allana Afar is not included in ICL's consolidated financial statements. This award does not have a material impact on the Company’s Financial Statements.

(2)
The Annual reports provides disclosure regarding the agreement with Energean to supply natural gas (NG) and its announcement from June 2020, regarding postponement of the gas supply until the first quarter of 2022. In May 2021, Energean announced that the gas supply is expected to be further postponed until mid-2022. The Company reserves all of its rights in relation with Energean's announcements. No significant impact is expected on the Company following the said delay.

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company's Interim Financial Statements.

Other Information

The Inter-Ministry Directors General Committee recommendations on the Haifa Bay

In connection with our subsidiary, Fertilizers & Chemicals (F&C), in April, 2021, the Inter-Ministry Directors General Committee published its recommendations on the Haifa Bay, which aim to promote and develop the Haifa Bay area, and realize its potential by rezoning of the Bay and determining land designations that will enable the development of the area for the welfare of its residents, and remove all petrochemical and other industrial plants within a decade. The Committee recommended the establishment of a government team to negotiate with companies operating in the Haifa Bay, including F&C, in order to reach agreements regarding the possibility of changing their operations in Haifa Bay, as part of the aforesaid land rezoning, through mutual understanding, to the extent possible, in a manner that is as compatible as possible with the needs of the employees and the interests of the companies.

It should be noted that the Committee's recommendations constitute a preliminary stage in this proposed initiative, which requires government's approval if the aforesaid plan or any other plan is to be implemented.

ICL Group Limited Q2 2021 Results 30

Forward-looking Statements

This announcement contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others.

Forward‑looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Changes in exchange rates or prices compared to those we are currently experiencing; loss or impairment of business licenses or mineral extractions permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; the ongoing COVID-19 pandemic, which has impacted, and may continue to impact our sales, operating results and business operations by disrupting our ability to purchase raw materials, by negatively impacting the demand and pricing for some of our products, by disrupting our ability to sell and/or distribute products, impacting customers' ability to pay us for past or future purchases and/or temporarily closing our facilities or the facilities of our suppliers or customers and their contract manufacturers, or restricting our ability to travel to support our sites or our customers around the world; changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our, or our service providers', information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; sales of our magnesium products being affected by various factors that are not within our control; our ability to secure approvals and permits from the authorities in Israel to continue our phosphate mining operations in Rotem; volatility or crises in the financial markets; uncertainties surrounding the withdrawal of the United Kingdom from the European Union; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; cost of compliance with environmental regulatory legislative and licensing restrictions; laws and regulation related to, and physical impacts of climate change and greenhouse gas emissions; litigation, arbitration and regulatory proceedings; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war or acts of terror and/or political, economic and military instability in Israel and its region; filing of class actions and derivative actions against the Company, its executives and Board members; The Company is exposed to risks relating to its current and future activity in emerging markets; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in the Company's Annual Report on Form 20-F  for the year ended December 31, 2020, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 2, 2021 (the “Annual Report”).

Forward‑looking statements speak only as at the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

This report for the second quarter of 2021 (the “Quarterly Report”) should be read in conjunction with the Annual Report and the report for the first quarter of 2021 published by the Company (the “prior quarterly report”), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the U.S.SEC.

ICL Group Limited Q2 2021 Results 31

Consolidated Financial Statements (Unaudited)

As at June 30, 2021 in Millions of U.S. Dollars

ICL Group Limited Q2 2021 Results 32

Condensed Consolidated Statements of Financial Position as at (Unaudited)

June 30, 2021	June 30, 2020	December 31, 2020
$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	318	323	214
Short-term investments and deposits	92	86	100
Trade receivables	1,097	831	883
Inventories	1,207	1,202	1,250
Investments at fair value through other comprehensive income	180	38	53
Prepaid expenses and other receivables	344	384	341
Total current assets	3,238	2,864	2,841

Non-current assets
Investments at fair value through other comprehensive income	-	76	83
Deferred tax assets	143	116	127
Property, plant and equipment	5,601	5,228	5,550
Intangible assets	725	634	670
Other non-current assets	373	308	393
Total non-current assets	6,842	6,362	6,823

Total assets	10,080	9,226	9,664

Current liabilities
Short-term debt	630	544	679
Trade payables	801	720	740
Provisions	55	51	54
Other payables	659	576	704
Total current liabilities	2,145	1,891	2,177

Non-current liabilities
Long-term debt and debentures	2,212	2,297	2,053
Deferred tax liabilities	368	305	326
Long-term employee liabilities	622	579	655
Long-term provisions and accruals	278	227	267
Other	76	69	98
Total non-current liabilities	3,556	3,477	3,399

Total liabilities	5,701	5,368	5,576

Equity
Total shareholders’ equity	4,201	3,722	3,930
Non-controlling interests	178	136	158
Total equity	4,379	3,858	4,088

Total liabilities and equity	10,080	9,226	9,664

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 33

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020	December 31, 2020
$ millions	$ millions	$ millions	$ millions	$ millions
Sales	1,617	1,203	3,127	2,522	5,043
Cost of sales	1,047	883	2,062	1,802	3,553

Gross profit	570	320	1,065	720	1,490

Selling, transport and marketing expenses	246	183	475	371	766
General and administrative expenses	67	56	129	120	232
Research and development expenses	14	10	29	24	54
Other expenses	25	244	30	246	256
Other income	(25)	(4)	(26)	(4)	(20)

Operating income (loss)	243	(169)	428	(37)	202

Finance expenses	64	54	62	88	219
Finance income	(34)	(23)	(12)	(5)	(61)

Finance expenses, net	30	31	50	83	158

Share in earnings of equity-accounted investees	1	1	1	2	5

Income (loss) before income taxes	214	(199)	379	(118)	49

Provision for income taxes	64	(33)	87	(13)	25

Net income (loss)	150	(166)	292	(105)	24

Net income attributable to the non-controlling interests	10	2	17	3	13

Net income (loss) attributable to the shareholders of the Company	140	(168)	275	(108)	11

Earnings per share attributable to the shareholders of the Company:

Basic earnings (loss) per share (in dollars)	0.11	(0.13)	0.22	(0.08)	0.01

Diluted earnings (loss) per share (in dollars)	0.11	(0.13)	0.22	(0.08)	0.01

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,281,977	1,280,524	1,281,192	1,279,977	1,280,026

Diluted (in thousands)	1,285,658	1,280,721	1,284,873	1,280,175	1,280,273

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 34

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020	December 31, 2020
$ millions	$ millions	$ millions	$ millions	$ millions
Net income (loss)	150	(166)	292	(105)	24

Components of other comprehensive income that will be reclassified subsequently to net income
Currency translation differences	46	29	(18)	(35)	118
Change in fair value of cash flow hedges transferred to the statement of income	(13)	(20)	16	(2)	(54)
Effective portion of the change in fair value of cash flow hedges	11	42	(26)	(9)	53
Tax relating to items that will be reclassified subsequently to net income	-	(5)	2	3	-
	44	46	(26)	(43)	117
Components of other comprehensive income that will not be reclassified to net income
Net changes of investments at fair value through other comprehensive income	91	(22)	119	(14)	18
Gains (losses) from defined benefit plans	8	(6)	18	12	(15)
Tax relating to items that will not be reclassified to net income	(13)	-	(15)	(5)	(6)
	86	(28)	122	(7)	(3)

Total comprehensive income (loss)	280	(148)	388	(155)	138

Comprehensive income attributable to the non-controlling interests	14	5	20	-	23

Comprehensive income (loss) attributable to the shareholders of the Company	266	(153)	368	(155)	115

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 35

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the six-month period ended		For the year ended
June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020	December 31, 2020
$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income (loss)	150	(166)	292	(105)	24
Adjustments for:
Depreciation and amortization	124	119	241	237	489
(Reversal of) Impairment of fixed assets	(9)	90	(9)	90	90
Exchange rate, interest and derivative, net	-	14	53	97	90
Tax expenses (income)	64	(33)	87	(13)	25
Change in provisions	12	153	(9)	128	113
Other	8	4	10	8	5
	199	347	373	547	812
Change in inventories	(3)	34	27	62	54
Change in trade receivables	(27)	111	(174)	(75)	(89)
Change in trade payables	36	(4)	75	67	84
Change in other receivables	(31)	(8)	(40)	(14)	5
Change in other payables	(17)	(87)	(29)	(59)	54
Net change in operating assets and liabilities	(42)	46	(141)	(19)	108

Interests paid	(37)	(36)	(55)	(56)	(109)
Income taxes paid, net of refund	(28)	(14)	(21)	(24)	(31)

Net cash provided by operating activities	242	177	448	343	804

Cash flows from investing activities
Proceeds from deposits and investments, net	90	17	98	29	34
Business combinations	-	-	(64)	(27)	(27)
Purchases of property, plant and equipment and intangible assets	(151)	(161)	(298)	(300)	(626)
Proceeds from divestiture of businesses net of transaction expenses	-	17	-	17	26
Other	3	4	3	5	10
Net cash used in investing activities	(58)	(123)	(261)	(276)	(583)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(67)	(30)	(101)	(53)	(118)
Receipt of long-term debt	187	355	497	877	1,175
Repayments of long-term debt	(144)	(408)	(455)	(551)	(1,133)
Receipts (repayments) of short-term debt, net	25	(99)	(16)	(108)	(52)
Receipts (payments) from transactions in derivatives	(32)	14	(18)	(2)	24
Other	-	-	-	-	(1)
Net cash provided by (used in) financing activities	(31)	(168)	(93)	163	(105)

Net change in cash and cash equivalents	153	(114)	94	230	116
Cash and cash equivalents as at the beginning of the period	157	434	214	95	95
Net effect of currency translation on cash and cash equivalents	8	3	10	(2)	3
Cash and cash equivalents as at the end of the period	318	323	318	323	214

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 36

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended June 30, 2021
Balance as at April 1, 2021	546	207	(397)	43	(260)	3,861	4,000	164	4,164
Share-based compensation	1	10	-	(9)	-	-	2	-	2
Dividends	-	-	-	-	-	(67)	(67)	-	(67)
Comprehensive Income	-	-	42	77	-	147	266	14	280
Balance as at June 30, 2021	547	217	(355)	111	(260)	3,941	4,201	178	4,379

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the three-month period ended June 30, 2020
Balance as at April 1, 2020	546	199	(500)	(12)	(260)	3,930	3,903	131	4,034
Share-based compensation	-	1	-	1	-	-	2	-	2
Dividends	-	-	-	-	-	(30)	(30)	-	(30)
Comprehensive Income (loss)	-	-	26	(5)	-	(174)	(153)	5	(148)
Balance as at June 30, 2020	546	200	(474)	(16)	(260)	3,726	3,722	136	3,858

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 37

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the six-month period ended June 30, 2021
Balance as at January 1, 2021	546	204	(334)	22	(260)	3,752	3,930	158	4,088
Share-based compensation	1	13	-	(10)	-	-	4	-	4
Dividends	-	-	-	-	-	(101)	(101)	-	(101)
Comprehensive income	-	-	(21)	99	-	290	368	20	388
Balance as at June 30, 2021	547	217	(355)	111	(260)	3,941	4,201	178	4,379

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the six-month period ended June 30, 2020
Balance as at January 1, 2020	546	198	(442)	3	(260)	3,880	3,925	136	4,061
Share-based compensation	-	2	-	3	-	-	5	-	5
Dividends	-	-	-	-	-	(53)	(53)	-	(53)
Comprehensive loss	-	-	(32)	(22)	-	(101)	(155)	-	(155)
Balance as at June 30, 2020	546	200	(474)	(16)	(260)	3,726	3,722	136	3,858

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 38

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the year ended December 31, 2020
Balance as at January 1, 2020	546	198	(442)	3	(260)	3,880	3,925	136	4,061
Share-based compensation	-	6	-	2	-	-	8	-	8
Dividends	-	-	-	-	-	(118)	(118)	(1)	(119)
Comprehensive income	-	-	108	17	-	(10)	115	23	138
Balance as at December 31, 2020	546	204	(334)	22	(260)	3,752	3,930	158	4,088

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICL Group Limited Quarterly Report 39

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company domiciled and incorporated in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 23 Aranha St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel vital interests.

The Company together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and Industrial (including food additives). ICL’s products are used mainly in the areas of agriculture, electronics, food, fuel and gas exploration, water purification and desalination, constructions, detergents, cosmetics, pharmaceuticals and automotive.

B.	Material events in the reporting period

The COVID-19 pandemic continues to create business and economic uncertainty and volatility in the global markets. At the same time, there is a recovery trend in the volume of economic activity around the world. Despite the ongoing struggle with the pandemic around the world and the uncertainty about its duration, there has been a considerable recovery in Israel and a significant decrease in morbidity rates, which have led to removal of most restrictions. The Company continues to take measures to ensure the health and safety of its employees, suppliers, business partners and the communities in which it operates in order to ensure, among others, the operation level, the proper functioning of its facilities around the world and to minimize the pandemic's potential impact on its business.

Manufacturing continues at the Company's sites around the world without interruptions. However, there is still a difficulty in assessing the future impacts of the pandemic on the Company's operations, inter alia, in light of the uncertainty of its duration, the extent of its intensity and effects on the markets, including Europe, India and Brazil, in which the Company operates and additional countermeasures that may be taken by the governments and central banks.

ICL Group Limited Quarterly Report 40

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2020 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

Classifications

The Company made a number of insignificant classifications in comparative figures in order to adjust them to the manner of classification in the financial statements as of December 31, 2020. The aforesaid classifications had no effect on the total profit (loss).

ICL Group Limited Quarterly Report 41

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals and chemicals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Innovative Ag Solutions.

Industrial Products – Industrial Products segment produces bromine out of a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for self‑production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells mainly potash, salt, Polysulphate®, magnesium and electricity. Potash is produced in Israel and Spain, using evaporation process to extract potash from the Dead Sea in Israel and conventional mining from an underground mine in Spain. In its Boulby mine in the UK, the Company produces Polysulphate®, which is composed of sulphur, potash, calcium and magnesium. The Company's FertilizerpluS product line is based mainly on Polysulphate®. The segment also includes magnesium activity under which it produces, markets and sells pure magnesium and magnesium alloys, and also produces chlorine and sylvinite. In addition, the segment sells salt produced in its potash and Polysulphate® underground mines in Spain and the UK, respectively. The Company has a power plant in Sodom, which supplies electricity to ICL companies in Israel (electricity surplus is sold to external customers) and steam to all facilities in the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are produced in facilities in Israel, China and Europe.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets, such as oral care, cleaning products, paints and coatings, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives, which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy, beverage and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business and produces milk and whey proteins for the food ingredients industry.

ICL Group Limited Quarterly Report 42

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Innovative Ag Solutions – The Innovative Ag Solutions segment aims to achieve global leadership in specialty agriculture markets by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, vast agronomic experience, global footprint, backward integration to potash and phosphate and chemistry know-how, as well as seeking M&A opportunities. ICL is working to expand its broad product portfolio of controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers and straights (MKP/MAP/PeKacid).

The Innovative Ag Solutions segment develops, manufactures, markets and sells fertilizers that are based primarily on nitrogen, potash (potassium chloride) and phosphate. It produces water soluble specialty fertilizers in Belgium, liquid fertilizers and soluble fertilizers in Israel, Spain and China, and controlled‑release fertilizers in the Netherlands and the United States. ICL's specialty fertilizers business markets its products worldwide, mainly in Europe, Asia, North America, Brazil and Israel.

Other Activities – Business activities which include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. These activities are not presented as reportable segments, since they do not meet the required quantitative thresholds.

2. Segment capital investments

The capital investments made by the segments, for each of the reporting periods, include mainly property, plant and equipment, as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment's revenue, expenses and results include inter-segment transfers, which are based on transactions' prices in the ordinary course of business. This being aligned with the reports that are regularly reviewed by the Chief Operating Decision Maker. The inter-segment transfers are eliminated as part of the financial statements' consolidation process.

ICL Group Limited Quarterly Report 43

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2021

Sales to external parties	406	370	599	235	7	-	1,617
Inter-segment sales	4	42	24	2	-	(72)	-
Total sales	410	412	623	237	7	(72)	1,617

Segment profit (loss)	114	43	77	20	(2)	(16)	236
Other expenses not allocated to the segments							7
Operating income							243

Financing expenses, net							(30)
Share in earnings of equity-accounted investees							1
Income before income taxes							214

Depreciation, amortization and impairment	14	42	57	7	1	(6)	115

Capital expenditures	14	72	68	5	2	3	164

ICL Group Limited Quarterly Report 44

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2020

Sales to external parties	281	301	421	193	7	-	1,203
Inter-segment sales	4	39	18	3	2	(66)	-
Total sales	285	340	439	196	9	(66)	1,203

Segment profit (loss)	70	38	8	15	(2)	(1)	128
Other expenses not allocated to the segments							(297)
Operating loss							(169)

Financing expenses, net							(31)
Share in earnings of equity-accounted investees							1
Loss before income taxes							(199)

Depreciation, amortization and impairment	18	42	52	7	-	131	250

Capital expenditures	24	55	63	4	-	-	146
Capital expenditures as part of business combination	-	-	-	-	(2)	-	(2)

ICL Group Limited Quarterly Report 45

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2021

Sales to external parties	800	716	1,124	473	14	-	3,127
Inter-segment sales	8	81	44	5	1	(139)	-
Total sales	808	797	1,168	478	15	(139)	3,127

Segment profit (loss)	219	72	117	42	(4)	(25)	421
Other expenses not allocated to the segments							7
Operating income							428

Financing expenses, net							(50)
Share in earnings of equity-accounted investees							1
Income before income taxes							379

Depreciation, amortization and impairment	31	79	111	14	1	(4)	232

Capital expenditures	31	137	119	9	3	6	305
Capital expenditures as part of business combination	-	-	-	70	-	-	70

ICL Group Limited Quarterly Report 46

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2020

Sales to external parties	642	572	904	389	15	-	2,522
Inter-segment sales	7	82	37	6	2	(134)	-
Total sales	649	654	941	395	17	(134)	2,522

Segment profit (loss)	173	52	17	29	(2)	(9)	260
Other expenses not allocated to the segments							(297)
Operating loss							(37)

Financing expenses, net							(83)
Share in earnings of equity-accounted investees							2
Loss before income taxes							(118)

Depreciation, amortization and impairment	35	81	101	12	7	132	368

Capital expenditures	45	116	124	7	4	1	297
Capital expenditures as part of business combination	-	-	-	-	25	-	25

ICL Group Limited Quarterly Report 47

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2020

Sales to external parties	1,242	1,183	1,871	715	32	-	5,043
Inter-segment sales	13	163	77	16	3	(272)	-
Total sales	1,255	1,346	1,948	731	35	(272)	5,043

Segment profit (loss)	303	120	66	40	(5)	(15)	509
Other expenses not allocated to the segments							(307)
Operating income							202

Financing expenses, net							(158)
Share in earnings of equity-accounted investees							5
Income before income taxes							49

Depreciation, amortization and impairment	77	166	210	25	3	98	579

Capital expenditures	84	296	275	20	6	15	696
Capital expenditures as part of business combination	-	-	-	-	26	-	26

ICL Group Limited Quarterly Report 48

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

4-6/2021		4-6/2020		1-6/2021		1-6/2020		1-12/2020
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
China	255	16	216	18	500	16	357	14	806	16
USA	245	15	173	14	520	17	405	16	793	16
Brazil	230	14	122	10	316	10	216	9	447	9
Germany	94	6	76	6	189	6	177	7	327	6
United Kingdom	88	5	73	6	215	7	189	7	336	7
Israel	75	5	71	6	138	4	130	5	260	5
France	67	4	59	5	141	5	124	5	238	5
Spain	66	4	52	4	148	5	124	5	243	5
India	61	4	34	3	86	3	82	3	194	4
Austria	44	3	31	3	71	2	57	2	103	2
All other	392	24	296	25	803	25	661	27	1,296	25
Total	1,617	100	1,203	100	3,127	100	2,522	100	5,043	100

ICL Group Limited Quarterly Report 49

 Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2021
Europe	142	96	185	113	6	(23)	519
Asia	148	128	150	39	-	(3)	462
North America	87	32	125	28	-	(1)	271
South America	22	112	116	12	-	-	262
Rest of the world	11	44	47	45	1	(45)	103
Total	410	412	623	237	7	(72)	1,617

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the three-month period ended June 30, 2020
Europe	99	84	154	89	7	(17)	416
Asia	98	132	93	36	-	(4)	355
North America	66	14	83	26	1	(2)	188
South America	6	64	62	4	-	-	136
Rest of the world	16	46	47	41	1	(43)	108
Total	285	340	439	196	9	(66)	1,203

ICL Group Limited Quarterly Report 50

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2021
Europe	286	276	372	242	13	(42)	1,147
Asia	278	203	292	80	-	(7)	846
North America	182	89	239	59	1	(4)	566
South America	35	141	174	22	-	(1)	371
Rest of the world	27	88	91	75	1	(85)	197
Total	808	797	1,168	478	15	(139)	3,127

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the six-month period ended June 30, 2020
Europe	226	232	342	196	15	(35)	976
Asia	204	197	201	68	-	(7)	663
North America	173	33	181	52	1	(3)	437
South America	17	98	124	9	-	-	248
Rest of the world	29	94	93	70	1	(89)	198
Total	649	654	941	395	17	(134)	2,522

ICL Group Limited Quarterly Report 51

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Reconciliations	Consolidated
$ millions
For the year ended December 31, 2020
Europe	458	411	665	334	30	(76)	1,822
Asia	405	433	480	127	1	(14)	1,432
North America	299	86	372	105	2	(5)	859
South America	40	230	227	21	-	(1)	517
Rest of the world	53	186	204	144	2	(176)	413
Total	1,255	1,346	1,948	731	35	(272)	5,043

ICL Group Limited Quarterly Report 52

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 4 - Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

June 30, 2021		June 30, 2020		December 31, 2020
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest	106	112	73	78	89	96
Debentures bearing fixed interest
Marketable	1,495	1,713	1,451	1,590	1,625	1,870
Non-marketable	196	210	281	292	281	296
	1,797	2,035	1,805	1,960	1,995	2,262

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured by fair value, using the valuation method.

The following levels were defined:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments

Level 2: Observed data (directly or indirectly) not included in Level 1 above.

Level 1	June 30, 2021	June 30, 2020	December 31, 2020
	$ millions	$ millions	$ millions
Investments at fair value through other comprehensive income (1)	180	115	136

Level 2	June 30, 2021	June 30, 2020	December 31, 2020
	$ millions	$ millions	$ millions
Derivatives designated as economic hedge, net	(3)	(35)	(32)
Derivatives designated as cash flow hedge, net	77	47	87
	74	12	55

(1)
In the second quarter of 2021, the Company sold about 57 million of its shares in YYTH for a consideration of $70 million. As at June 30, 2021, the remaining balance of the shares was about 4.5% of YYTH's share capital. Subsequent to the date of the report, the remaining holding is about 2%, following an additional sale of 46 million shares for a consideration of $90 million.

ICL Group Limited Quarterly Report 53

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 4 - Financial Instruments and Risk Management (cont'd)

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the shekel against the dollar in respect of principal and interest in certain debentures and loans. The Company's risk management strategy is to hedge the changes in cash flows deriving from liabilities in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of the exposure and inherent risks against which the Company chooses to hedge, in accordance with the Company's risk management strategy.

Note 5 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments - Non-marketable options

1.
In May 2021 and July 2021, the Company’s HR & Compensation Committee and the Board of Directors, approved an equity grant of about 647 thousand options in the form of non‑marketable and non-transferable options for no consideration, under the 2014 Equity Compensation Plan to two senior employees. The Fair value at the grant date (June 30, 2021) is about $859 thousand.

2.	In the second quarter, 7.2 million options were exercised for about $ 10 million.

B.	Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 11, 2021	March 16, 2021	34	0.03
May 6, 2021	June 16, 2021	67	0.05
July 28, 2021(after the reporting date)*	September 1, 2021	68	0.05

*  The dividend will be distributed on September 1, 2021, with a record date for eligibility of August 18, 2021.

ICL Group Limited Quarterly Report 54

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.
On March 18, 2021, an application for a class action was filed with the district court in Tel Aviv against the Company, Israel Corporation Ltd. and the controlling shareholder of Israel Corporation (hereinafter – the Respondents). The application includes a series of allegations concerning, among others, alleged misleading and violation of the Company’s reporting and disclosure obligations to the public under the Israeli Securities Law, 5728-1968, relating the implications of the royalties claim filed in 2011 by the State of Israel against its subsidiary, Dead Sea Works Ltd., pursuant to the Dead Sea Concession Law, 5721-1961 and which was conducted and concluded within an arbitration proceeding. The applicant is a shareholder of the Company acting on behalf of a represented class including all those who acquired Company shares or Israel Corp. shares from August 17, 2011 and held them until May 27, 2014. According to the application, such a group incurred alleged damages by the Respondents, and accordingly, the Court is requested to rule in favor of the group the entire sum of damage allegedly caused to group members who are shareholders of the Company, in the amount of about NIS 133 million (about $40 million) and to group members who are shareholders of Israel Corp. the additional amount of NIS 57 million (about $17 million), as of May 27, 2014.

The Company rejects the claims made in the application and accordingly is preparing to file its response within the framework of the legal proceeding. Considering the preliminary stage of the proceeding there is a difficulty in estimating its outcome. No provision has been recorded in the Company's books.

2.
Note 18 to the Company’s Annual Financial Statements provides disclosure regarding the regulatory aspects, which are essential in securing the future of Rotem phosphate mining and production operations in Israel. Following are the main developments:

a.
In June 2021, the Company's emission permit under the Israeli Clean Air Act (hereinafter - the Law) was renewed until September 2023. The renewed permit reflects an updated outline of requirements. As for a limited number of projects, their postponement was granted within the framework of an administrative order under section 45 of the Law, received in July 2021.

b.
The Company's license for oil shale production expired in May 2021. In the second quarter of 2021, the Ministry of Energy approved the Company's plan to regulate the license areas in terms of safety and ecology, including removal of exposed oil shales. In order to ensure the continuity of energy production in Rotem Israel, and in accordance with the policy of the Ministry of Energy and the Ministry of Environmental Protection, the Company is working to accelerate the completion of a project to replace the natural gas-based steam boiler so it will be completed before the mined reserves of the oil shale are utilized.

c.
The Company acts to promote the plan for mining phosphates in Barir field (within the framework of NOP 14B). The approval of NOP 14B is subject to legal proceedings in the Israeli Supreme Court. In June 2021, following the resolution in another petition which the Court was obligated to wait for, and the requests of the Company and the State to renew the proceedings, the hearing deadline on the case was brought forward to 28 July 2021.

ICL Group Limited Quarterly Report 55

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont'd)

2.	(cont'd)

d.
Dry and wet phosphogypsum storage – the Company is working with the relevant authorities to obtain the new required Urban Building Plan. As part of the renewal process, the Company submitted a plan which is expected to be approved in October 2021. According to the new Plan, once approved, the Company will be required to pay a permit tariff for the Dry and wet phosphogypsum. Since the guidelines regarding the calculation method of the tariff are unclear, there is a difficulty in estimating the future required outflows.

The Company estimates that it is more likely than not that the said approvals, permits and future phosphate rock sources will be granted within a timeframe which will not materially impact the Company's results. Nevertheless, there is no certainty as to the receipt of such approvals, permits and future phosphate rock sources and/or the date of their receipt. Failure to obtain these approvals, permits and future phosphate rock resources, or a significant delay in receiving them can lead to a material impact on the Company's business, financial position and results of operations.

3.
The production process in YPH JV in China requires the Company to operate gypsum and flotation ponds that accumulate phosphogypsum fluid and other materials formed in the production processes. YPH is planning to expand its ponds area as part of its ongoing operational plan beyond 2021. The Company obtained most of the required certifications, and is working, with the support and coordination of the Yunnan government, to resolve the remaining issues and to reach an appropriate solution. The Company believes that it is more likely than not that an amicable solution will be found, within the required timeframe, in order to maintain the regular operation of the site. Failure to obtain a solution or significant delay in obtaining it may have a material impact on YPH's operation.

4.
Note 15 to the Annual Financial Statements provides disclosure regarding the Law for Taxation of Profits from Natural Resources in Israel and the Company's tax position. In March 2021, the Israeli Tax Authority (ITA) issued an assessment for the years 2016‑2017, which includes a demand for payment of surplus profit levy, in the amount of approximately $81 million, including interest. The amount mainly represents the different interpretation regarding the measurement of operational property, plant and equipment. The Company submitted its objection to the ITA. The Company believes it is more likely than not that its position will be accepted.

5.
Note 17 to the Annual Financial Statements provides disclosure regarding the renewal of DSW's water production license for 2021, which includes a reference to the production of drilled saline water and the intention of the Government Authority Director to examine the change in the Company's definition from "Supplier-Producer" to "Consumer-Producer". In March 2021, a decision was made by the Water Authority, whereby DSW does not constitute a 'supplier', as defined in the Water Regulations, and should be considered as a 'consumer' for the purpose of charging water fees, starting with the production license for 2021.

ICL Group Limited Quarterly Report 56

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont'd)

5.	(cont'd)

The main implication of this change is an increase in future water rates of about $9 million per year for water drawn from all its drillings, including within the concession area. In the Company's view, such charges should not apply to water drilling within the Dead Sea concession area (which constitute about 65%), for various reasons, most notably the provisions of the Concession Law. The Company believes it is more likely than not that the charges will not apply to water drillings within the concession area. The Company filed an appeal against the decision and on June 10, 2021, a preliminary hearing was held in which the Company and the State presented their claims on the matter. A hearing for evidence presentation is scheduled for October 2021. The Company has a sufficient provision in its accounts for the water drilled outside the concession area.

6.
Note 18 to the Annual Financial Statements provides disclosure regarding the application for certification of a claim as a class action against the subsidiaries, Rotem Israel and Periclase, according to which severe and extreme environmental hazards, allegedly caused pollution of the groundwater aquifer and the Ein Bokek spring by industrial wastewater. In June 2021, the petitioners notified the Court on the decision to cease the mediation process and requested to renew the court proceedings.

7.
Note 18 to the Company’s Annual Financial Statements provides disclosure regarding an application for certification of a class action against the Company, Israel Corporation, and office holders with respect to the manner in which the IT (the Harmonization) project was managed and terminated. In July 2021, the Tel Aviv District Court ruled that the Applicants may file a reply as well as an application for disclosure of documents and in November 2021, instructions will be given regarding the continuation of the proceedings. Following this decision, in July 2021, the Applicants requested the Supreme Court to suspend the decision on the application to appeal, pending the aforementioned District Court's ruling. Considering the proceedings are in early stages and even suspended, there is a difficulty in estimating the chances the application will be accepted. No provision has been recorded in the Company's books.

8.
As part of the collaboration between ICL's subsidiary in Spain (ICL Iberia) and the government of Catalonia to achieve environmental sustainability goals, the Company has undertaken to carry out restoration of the salt piles in its sites, mainly by processing and removing them to the sea via a Collector. In April 2021, the Company signed an agreement with the Catalan Water Agency for the construction and operation of the Collector. The main highlights of the agreement include, among others, the way in which the project will be managed, the financing aspects of the project, the definition of project costs and the determination of the operational maintenance mechanism, including usage costs. Based on the said agreement and the Spanish Water law, it was determined that ICL Iberia's share will be up to 90% of the project's cost (approximately $110 million), to be paid throughout the construction and operation period. The construction period is expected to extend over four years and the operation period is expected to be 25 years.

ICL Group Limited Quarterly Report 57

Notes to the condensed consolidated interim financial statements as at June 30, 2021 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters (cont'd)

9.
Note 18 to the Annual Financial Statements provides disclosure regarding the arbitration proceeding conducted between Iberpotash, a Spanish subsidiary (IBP), and AkzoNobel (hereinafter - Nobian) for the termination of the partnership agreement between them. In March 2021, a final arbitration award was rendered dismissing Nobian's compensation claims. The Arbitral Tribunal determined that the agreement between IBP and Nobian remains in force, that IBP did not breach the agreement and therefore is not liable to Nobian for any damages, and that only Nobian can determine, within a reasonable time and in good faith, whether it prefers to terminate the agreement. Based on the Company's estimation, the arbitration award has no material impact on its Financial Statements. On April 30, 2021, Nobian filed a claim with the Spanish Court for full enforcement of the arbitration award according to its understanding thereof. The Company believes that it is in compliance with the arbitration award. This is further demonstrated by the Company declaring completion of the salt production facility on July 13, 2021. Despite Nobian's objection against the Company's announcement, the Company is of the opinion that all the necessary requirements for completion have been fulfilled. The Company believes that the challenges Nobian poses, despite the Company's compliance with the arbitration award, provides the Company with further rights under its agreement with Nobian, including a right to terminate the partnership agreement and accordingly, on July 23 2021, the Company notified Nobian of the termination of the agreement.

10.
In accordance with the Company's policy regarding the periodic examination of the estimated useful life of Property, Plant and Equipment, in the first quarter of 2021, the Company conducted an examination of the estimated remaining useful life of Property, Plant and Equipment at its facilities in Israel, which was based on the Group's experience, level of maintenance and operation of the facilities over the years. According to the examination, it was found that following the increase in maintenance activity and the implementation of operational excellence processes, the life expectancy of certain Property, Plant and Equipment is higher than their current remaining useful life. Based on the assessment, the estimated useful life of the said assets was extended by 5-10 years, as of January 2021. The impact on the first half of 2021, is a reduction in depreciation expenses, with $16 million in earnings and the balance of $9 million as a change in inventory value.

11.
One of the Company's strategic goals is to achieve leadership positions in Brazil, a high‑growth specialty plant nutrition market. On March 24, 2021, the Company entered into a definitive agreement to acquire Compass Minerals America Do Sul LTDA (Hereinafter - Compass Minerals), which includes the South American Plant Nutrition business of Compass Minerals. On July 1, 2021, the Company completed the transaction for a total consideration of about $420 million, including Compass Minerals' net debt of about $107 million. The transaction may include a performance‑based earnout of up to $18 million. Compass Minerals offers a broad range of solutions for plant nutrition and stimulation, soil treatment, seed treatment and plant health, covering all key Brazilian crops and as such, will significantly expand ICL’s product portfolio and profitability, while providing further seasonal balance between the Northern and Southern hemispheres.

12.
As part of the Company's strategy to expand the specialty fertilizer business and focus on growing markets, in January 2021, the Company completed the acquisition of Agro Fertiláqua Participações S.A., one of Brazil's leading specialty plant nutrition companies, for a consideration of $122 million (before deduction of Fertiláqua's net debt of $40 million).

13.
In April 2021, the Company entered into a definitive agreement with China Sanjiang Fine Chemicals Company Limited to sell Jiaxing ICL Chemical Co. Ltd (ICL Zhapu), which is part of the Industrial Products segment, for a consideration of about $25 million. The transaction was completed in July 2021. As a result, in the third quarter of 2021, the Company will recognize a capital gain of about $15 million.

ICL Group Limited Quarterly Report 58

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: July 28, 2021